UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

DSG INTERNATIONAL LIMITED

(Name of Issuer)

Ordinary Shares Par Value $0.01 Per Share

(Title of Class of Securities)

G28471-10-3

(CUSIP Number)

Peter Chang

AHP Holdings L.P.

2805 Peachtree Industrial Blvd

Suite 211

Duluth, Georgia 30097

Telephone 678-957-9989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28471-10-3    13D

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Mr. Brandon Wang

            Flat E, 2/F, Block 3

            Villa Concerto

            Symphony Bay

            Sai Kung, N.T.

            Hong Kong

            S.S. or I.R.S. Indentification No.:

            NONE

2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds:

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,181,100 8. Shared Voting Power 140,580 9. Sole Dispositive Power 3,181,100 10. Shared Dispositive Power 140,580

CUSIP No.: G28471-10-3    13D

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,321,680(1)

(1) Includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which Brandon Wang disclaims any beneficial interest of such shares. The filing of this statement shall not be construed as an admission that Brandon Wang is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 140,580 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): 45.8%

14.	Type of Reporting Person: IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the restricted Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”), issued under the Equity Participation Plan of DSG International Limited, a British Virgin Islands company (“DSGI”). DSGI’s principal executive offices are located at 17/F Watson Centre, 16-22 Kung Yip St., Kwai Chung, Hong Kong.

Item 2.	Identity and Background.

(a) and (b)	The individual filing this Schedule 13D is:

1. Mr. Brandon Wang

2. Flat E, 2/F, Block 3, Villa Concerto, Symphony Bay, Sai Kung, N.T., Hong Kong

(c)	Mr. Brandon Wang is the Chief Executive Officer of DSG International Limited, a director and major shareholder.

(d) and (e)	The filing individual has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brandon Wang is a Hong Kong citizen.

CUSIP No.: G28471-10-3    13D

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Brandon Wang acquired ownership of 375,000 restricted Ordinary Shares on March 19, 2003 that were granted to him under the DSG International Limited Equity Participation Plan. These restricted Ordinary Shares are considered bonus shares that have a six-month vesting period from the date of grant.

Item 4.	Purpose of Transaction.

(a)	On September 23, 2003 Mr. Brandon Wang sold 375,000 restricted Ordinary Shares to the Company. The purchase price was determined by the closing share price at the end of business on September 22, 2003 as recorded by the NASDAQ Stock Market. These restricted shares had been granted to Mr. Wang on March 19, 2003 under the DSG International Limited Equity Participation Plan.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) – DSG International Limited (“DSGI” or the “Company”) had a total of 6,989,116 issued and outstanding Ordinary Shares as of December 31, 2002. As of March 19, 2003 DSGI issued an additional 1,370,000 Ordinary Shares under its Equity Participation Plan. Included in the total shares issued were 1,175,000 restricted Ordinary Shares, which, automatically increased the total issued and outstanding Ordinary Shares of DSGI.

Therefore as of March 19, 2003 Mr. Brandon Wang and a certain Trust to which he is the principal beneficiary of owned 3,696,680 Ordinary Shares of DSGI. This number of shares includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which Brandon Wang disclaims any beneficial interest of such shares. At that date, such shares in the aggregate constituted 45.3% of the total number of DSGI’s Ordinary Shares outstanding. The number of shares held within the Trust is 2,317,100 Ordinary Shares. The Trust is an irrevocable Trust and Brandon Wang, the principal beneficiary has no investment or voting control as defined by the Securities Exchange Act of 1934.

In both May and July of 2003 under a Board of Director’s authorized share buyback program DSGI repurchased and subsequently retired 530,800 of its outstanding Ordinary Shares (the “Repurchased Shares”). In addition to the Repurchased Shares, on September 23, 2003 the Company purchased Mr. Wang’s 375,000 restricted shares for $7.01 per share. The share price was determined by the closing share price listed on the NASDAQ Stock Market at the close of business on September 22, 2003. Mr. Wang received $5.00 per share in cash. The remaining $2.01 per share is an obligation of the Company to be paid at its choosing. The obligation is non-interest bearing.

After the sale of Mr. Wang’s 375,000 restricted Ordinary Shares to the Company and considering the Repurchased Shares DSGI will have 7,258,316 issued and outstanding Ordinary Shares. Therefore as of September 23, 2003 Mr. Brandon Wang and a certain Trust to which he is the principal beneficiary of own 3,321,680 Ordinary Shares of DSGI. This number of shares includes 140,580 Ordinary Shares owned by Brandon Wang’s wife, Eileen Wang, as to which Brandon Wang disclaims any beneficial interest of such shares. Such shares in the aggregate constitute 45.8% of the total number of DSGI’s Ordinary Shares outstanding. The number of shares held within the Trust is 2,317,100 Ordinary Shares. The Trust is an irrevocable Trust and Brandon Wang, the principal beneficiary has no investment or voting control as defined by the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2003

/s/ BRANDON WANG

Brandon Wang